Exhibit 12.1

HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

	NINE MONTHS ENDED SEPTEMBER 30, 2015	YEARS ENDED DECEMBER 31,
		2014	2013	2012	2011	2010
Earnings
Consolidated income / (loss) from continuing operations before income taxes	$(1,975)	$2,436	$4,601	$3,337	$2,272	$3,018

Add: Fixed charges (excluding capitalized interest)	305	374	488	517	499	490
Add: Amortization of capitalized interest	47	26	25	30	39	52
Add: Distributed earnings of equity investees	—	—	3	11	9	7
Less: (Earnings) / losses of equity investees	10	84	(17)	(12)	1,068	506
Less: Pretax noncontrolling interests in (income) loss of consolidated subsidiaries with no fixed charges	—	—	(177)	(23)	(26)	(17)

Total earnings (deficit)	$(1,613)	$2,920	$4,923	$3,860	$3,861	$4,056

Fixed Charges
Interest expense (b)	$255	$323	$416	$429	$391	$369
Interest capitalized	33	76	60	28	13	5

Total interest incurred (including amortization of debt discount)	288	399	476	457	404	374
Preferred stock dividend requirements	—	—	—	—	—	—
Portion of rent expense representative of interest (c)	50	51	72	88	108	121

Total fixed charges	$338	$450	$548	$545	$512	$495

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	— (d)	6.5	9.0	7.1	7.5	8.2

(a)	No preferred stock was outstanding for any period presented in the table above and, accordingly, our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges.
(b)	Includes amortization of debt issue costs and discounts or premiums, and excludes interest expense on FIN 48 liabilities included as a component of income tax expense.
(c)	Represents management’s estimate of the interest portion of rent expense.
(d)	The earnings to fixed charges ratio for the nine months ended September 30, 2015 was less than one. The deficiency to achieve a ratio of one was $1,951 million that is comprised of a deficit of $1,613 million and fixed charges of $338 million.